February 04, 2020
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Ernest Greene
Re: Vista Outdoor Inc.
Form 10-K for the Fiscal Year Ended March 31, 2019
Filed May 23, 2019
File No. 001-36597
Dear Mr. Greene:
This letter is in response to the comment letter, dated January 22, 2020, of the staff of the Division of Corporation Finance (the “Staff”) regarding the above-referenced filings for Vista Outdoor Inc. (the “Company” or “we“). Set forth below are the Staff’s comments in bold followed by the Company’s responses thereto.

Form 10-K for the Fiscal Year Ended March 31, 2019

Financial Statements
18. Condensed Consolidating Financial Statements, page 70

1.
It appears that you have omitted your condensed consolidating financial information pursuant to Note 1 to paragraph (f) of Rule 3-10(f)(4) of Regulation S-X. Please tell us where you have included the narrative disclosures specified in paragraphs (i)(9) and (i)(10) of Rule 3-10 of Regulation S-X. Otherwise, please revise your future filings to include these narrative disclosures, as applicable.

We respectfully acknowledge the Staff’s comment and confirm that for the fiscal year ended March 31, 2019 there were no significant restrictions on the Company’s ability, or the ability of any guarantor, to obtain funds from its subsidiaries through dividends or loans, and there were no material restrictions on the ability of our consolidated and unconsolidated subsidiaries to transfer funds to the Company in the form of cash dividends, loans or advances.

We will include the following disclosure within footnote 17 Condensed Consolidating Financial Statements in our Form 10-Q for the quarter ended December 29, 2019 and in all future filings to the extent there continue to be no material restrictions:

In accordance with the provisions of the 5.875% Notes, the outstanding notes are guaranteed on an unsecured basis, jointly and severally and fully and unconditionally, by substantially all of Vista Outdoor domestic subsidiaries and by Advanced Arrow S. de R.L. de C.V. and Hydrosport, S. de R.L. de C.V. The parent company has no independent assets or operations. All of these guarantor subsidiaries are 100% owned by Vista Outdoor and any subsidiaries of the parent company other than the subsidiary guarantors are minor. There are no significant restrictions on the Company’s ability, or the ability of any guarantor, to obtain funds from its subsidiaries through dividends or loans, and there are no material restrictions on the ability of our consolidated and unconsolidated subsidiaries to transfer funds to the Company in the form of cash dividends, loans or advances.  These guarantees are senior or senior subordinated obligations, as applicable, of the applicable subsidiary guarantors.

Please contact the undersigned at (763) 712-6244 or Dylan Ramsey, VP, General Counsel & Corporate Secretary at (801) 447-3039 if you have any further questions or require any further information.

Sincerely,

/s/ Mark R. Kowalski Mark R. Kowalski Controller and Chief Accounting Officer